FIRST SUPPLEMENTAL INDENTURE
THIS FIRST SUPPLEMENTAL TRUST INDENTURE is made as of January 31, 2017 (the “Supplement”)
B E T W E E N :
ALGONQUIN POWER & UTILITIES CORP.,

a corporation formed under the laws of Canada, with an office in the City of Oakville, in the Province of Ontario,
(hereinafter referred to as the “Company”),
– and –
CST TRUST COMPANY,
a trust company incorporated under the laws of Canada and duly authorized to carry on the trust business in each province of Canada,
(hereinafter referred to as “Trustee”).
WHEREAS the Company and the Trustee entered into a trust indenture made as of March 1, 2016 (the “Indenture”) in connection with a public offering of $1,150,000,000 principal amount of Instalment Receipts;
AND WHEREAS Section 2.4(f) of the Indenture provides for the issuance of Debentures only in denominations of $1,000 principal amounts;
AND WHEREAS Section 12.1(a)(ix) of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to or the consent of any Holder of a Debenture to modify any provision of the Indenture in any manner that will not adversely affect the interests of Holders in any material respect;
AND WHEREAS the parties hereto desire to amend Section 2.4(f) of the Indenture to provide for the issuance of Debentures in denominations of $1 principal amounts in order to facilitate the payment of the Final Instalment;
AND WHEREAS the foregoing recitals and any statements of fact in this Supplement are and shall be deemed to be made by the Company and not by the Trustee;
NOW THEREFORE THIS SUPPLEMENT WITNESSES and it is hereby agreed as follows:
Article 1
INTERPRETATION

1.1	Definitions
All capitalized terms used but not defined in this Supplement shall have the meanings given to them in the Indenture.

1.2	Interpretation
(a)    This Supplement shall be subject to the interpretation provisions contained in Article 1 of the Indenture.
(b)    This Supplement is supplemental to the Indenture and the Indenture and this Supplement shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Indenture and this Supplement were contained in one instrument.
ARTICLE 2
AMENDMENTS

2.1	Amendment to Denomination of Principal Amount
(a)    Section 2.4(f) of the Indenture is hereby amended by adding the following sentence at the end of such section: “At and following the Final Instalment Time, Debentures may be issued in denominations of $1 principal amount and any integral multiple thereof.”

2.2	Conforming Amendments
(a)    The definition of “Conversion Rate” in Section 1.1 of the Indenture is hereby amended by adding to it the underlined phrase below:
“Conversion Rate” means the rate at which Common Shares shall be delivered upon conversion, being a ratio of 94.3396 Common Shares for each $1,000 principal amount of Debentures, or, in the case of Debentures issued in denominations of $1 principal amount of Debentures, 0.0943396 Common Shares for each $1 principal amount of Debentures, in each case as adjusted from time to time pursuant to the provisions of this Indenture.
(b)    The first two sentences of Section 4.1(b) of the Indenture are hereby amended by adding to them the underlined phrases below:
“If less than all the Debentures for the time being outstanding are at any time to be redeemed pursuant to Section 4.1(a), the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 or, in the case of Debentures issued in denominations of $1 principal amount of Debentures, to the nearest multiple of $1, as the case may be, in accordance with the principal amount of the Debentures registered in the name of each Holder or in such other manner as the Trustee deems equitable, subject to the receipt of any required regulatory approval. Unless otherwise specifically provided in the terms of any series of Debentures, no Debentures shall be redeemed in part unless the principal amount redeemed is $1,000 or, in the case of Debentures issued in denominations of $1 principal amount of Debentures, $1, as the case may be, or a multiple thereof.
(c)    The second sentence of Section 4.11 of the Indenture is hereby amended by adding to it the underlined phrase below:
“No Debenture shall be purchased in part unless the principal amount redeemed is $1,000 or, in the case of Debentures issued in denominations of $1 principal amount of Debentures, $1, as the case may be, or any multiple thereof.”
(d)    The second sentence of Section 13.9 of the Indenture is hereby amended by adding to it the underlined phrase below:
“On a poll every Holder who is present in person or by proxy shall have one vote for each $1,000 principal amount of Debentures or, in the case of Debentures issued at or following the Final Instalment Time, one vote for each $1 principal amount of Debentures, as the case may be, held by such Holder on the record date fixed for the meeting.”
(e)    The Form of Debenture set forth in Exhibit “A” to the Indenture is hereby amended by inserting a footnote numbered “4” after the word “$1,000” in the fourth paragraph of the terms of the Form of Debenture and by inserting the following footnote at the bottom of the page:
“4 For a Debenture issued in denominations of $1, the figure 94.3396 and the figure $1,000 should be changed to 0.0943396 and $1, respectively.”
ARTICLE 3
MISCELLANEOUS

3.1	Confirmation of Trust Indenture
The Trust Indenture, as amended and supplemented by this Supplement, is in all respects confirmed.

3.2	Governing Law
This Supplement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

3.3	Counterparts and Formal Date
This Supplement may be executed in several counterparts, each of which, when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of Company and the Trustee has duly executed this Supplement as of the date first set forth above.

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) “Ian Robertson”
Name: Ian E. Robertson Title: Chief Executive Officer
By:	(signed) “David Bronicheski”
Name: David J. Bronicheski Title: Chief Financial Officer

CST TRUST COMPANY

By:	(signed) “Marta Recinos”
Name: Marta Recinos Title: Authorized Signatory
By:	(signed) “Nelia Andrade”
Name: Nelia Andrade Title: Authorized Signatory